GulfMark Offshore Reports
Third Quarter 2003 Results and Contract Awards

     HOUSTON - November 12, 2003 - GulfMark Offshore, Inc. (Nasdaq:GMRK) today announced net income for the third quarter of 2003 of $0.2 million, or $0.01 per share (diluted), on revenues of $33.1 million. This compares to net income of $6.6 million, or $0.33 per share (diluted), on revenues of $36.2 million in the third quarter of 2002.

     Reflecting on the results for the quarter, Bruce Streeter, President and COO of the Company said: "During our last conference call we noted lower levels of activity in the North Sea than expected and difficult trading conditions in July. The remainder of the quarter tracked the July results with utilization for the quarter in the North Sea around 80% and the average day rate declining close to $1,500 from those of the second quarter. Recently, market conditions have been improving and we do see a number of reports indicating that stronger market conditions and increased activity are expected in 2004. It is not our intention to wait on recovery in the North Sea market.

     Demand outside of the North Sea has and will continue to provide opportunities for us to put vessels to work at acceptable rates. During the third quarter and into the fourth quarter we have succeeded in obtaining some short term work and several term contracts which have or will require us to mobilize vessels from the North Sea. We have started our first contract in Nigeria, and are pleased that two vessels (one owned and one managed) are mobilizing for long term contracts in India. In addition, yesterday, GulfMark's joint venture partner in Mexico received an award from Petroleos Mexicanos S.A.("PEMEX") for two newbuild anchor handling supply vessels. These vessels will start a five year contract for PEMEX in the Gulf of Mexico in the Spring of 2005. In the North Sea, we have been successful in obtaining the first term supply vessel contract for one of the "Independent's" that became an operator in the North Sea this year, will shortly start a contract with another operator where the vessel has been sublet and also extended one of our long term vessel contracts."

     He continued by saying: "We have also had recent contracting success in Asia and have extended for two years the only vessel in Brazil that had a contract completion date this year. In order to better position ourselves for these contracts, we have or will accomplish three additional drydockings from what was in this year's plan, lessening requirements next year. In addition, we have lost utilization in both quarters as vessels mobilize for the aforementioned contracts. We also took one bareboat chartered vessel out of service during September in order to drydock that vessel and complete the turnover at the end of the charter period. Thus, while the North Sea market offered less than optimum conditions, we gave up utilization in order to obtain greater involvement in stronger markets outside of that region and to maintain, and hopefully improve, the longer term earnings power of the vessels in our fleet."

     The comparison of revenues in the third quarter of 2003 to the same period in 2002 primarily reflects decreased utilization in the North Sea, where utilization declined to 81.5% for the third quarter of 2003 from 97.1% for the same period in 2002, and a slight reduction in Southeast Asia, reflecting

GulfMark Offshore, Inc.
Press Release
November 12, 2003

completion of this year's drydock schedule in the region. Also contributing to the revenue decrease was lower average day rates in the North Sea partially offset by increased day rates in Southeast Asia and Brazil. When compared to the second quarter of 2003, the third quarter revenues decreased $1.2 million. The decrease was primarily attributable to lower utilization in the North Sea. Increased capacity related to new vessels added to the fleet and an increase in the number of calendar days in the quarter were largely offset by lower day rates in the North Sea and Southeast Asia.

     The Highland Valour and Highland Monarch were added to the fleet in the first week of July 2003. The two remaining vessels in the Company's newbuild program remain on time and within budget with one vessel to be delivered in December 2003 and one in mid-2004. Capital expenditures in the third quarter of 2003 were $35.6 million consisting primarily of $34.5 million related to the delivery of the two new vessels and $0.5 million related to drydockings.

     At September 30, 2003, GulfMark had working capital of $17.2 million, including $8.2 million in cash. The amount outstanding under the Company's $100 million credit facility increased from $24.0 million at the end of the second quarter to $54.0 million at the end of the third quarter, due principally to the deliveries of the two new vessels in July.

     GulfMark will hold a conference call to discuss the second quarter earnings with analysts, investors and other interested parties at 10:00 a.m. EST on Wednesday, November 12, 2003. Those interested in participating in the conference call should call 800/450-0819 (612/332-0820, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark Offshore conference. The conference call will also be available via audio webcast at
http://www.vcall.com/CEPage.asp?ID=85093. A replay will be available after the conference call at 1:30 p.m. EST time on November 12, 2003 through November 14, 2003 at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 705025.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-six (56) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:     Edward A. Guthrie, Executive Vice President
                   E-mail: Ed.Guthrie@GulfMark.com
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
November 12, 2003

OPERATING RESULTS
(in 000's except per share amounts)
	Three Months Ended September 30,		Nine Months Ended September 30,
	---------------	---------------	---------------	---------------
	2003	2002	2003	2002
	---------------	---------------	---------------	---------------
Revenues	$33,125	$36,248	$95,744	$100,617
Direct operating expenses	18,467	15,877	51,014	42,653
Bareboat charter expense	1,304	2,381	5,740	6,824
General and administrative expenses	2,918	2,662	8,180	7,259
Depreciation and amortization	7,029	5,777	20,592	15,484
	---------------	---------------	---------------	---------------
Operating Income	3,407	9,551	10,218	28,397
Interest expense, net of interest income	(3,348)	(2,238)	(9,851)	(8,078)
Minority interest	-	-	-	227
Other	145	134	(937)	1,951
Income (loss) before income taxes	204	7,447	(570)	22,497
Income tax (provision) benefit	(20)	(811)	57	(2,379)
	---------------	---------------	---------------	---------------
Net income (loss)	$184	$6,636	$(513)	$20,118
	==========	==========	==========	==========
BASIC EARNINGS PER SHARE:
NET INCOME (LOSS)	$0.01	$0.33	$(0.03)	$1.07
DILUTED EARNINGS PER SHARE:
NET INCOME (LOSS)	$0.01	$0.33	$(0.03)	$1.04
	==========	==========	==========	==========
Weighted average common shares	19,923	19,880	19,918	18,882
Weighted average diluted common shares	20,276	20,289	19,918	19,338
Revenue by Region (000's)
North Sea based fleet	$24,297	$29,715	$70,779	$80,805
Southeast Asia based fleet	4,496	3,913	13,057	12,006
Brazil based fleet	4,332	2,620	11,908	7,806
Rates Per Day Worked
North Sea based fleet	$10,334	$11,492	$10,948	$10,790
Southeast Asia based fleet	5,012	4,637	5,144	4,668
Brazil based fleet	12,045	9,834	11,327	10,177
Overall Utilization %
North Sea based fleet	81.5%	97.1%	78.3%	96.0%
Southeast Asia based fleet	84.7%	86.2%	80.6%	83.0%
Brazil based fleet	98.5%	99.1%	97.0%	96.2%
Average Owned or Chartered
North Sea based fleet	31.2	29.0	30.6	28.6
Southeast Asia based fleet	12.0	11.0	12.0	11.7
Brazil based fleet	4.0	3.0	4.0	3.0
	---------------	---------------	---------------	---------------
Total	47.2	43.0	46.6	43.3
	==========	==========	==========	==========